



15008197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE

August 31, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 8-31-15

Craig M. Scheer
Silver, Freedman, Taff & Tiernan LLP
cscheer@sfttlaw.com

Re: HomeTrust Bancshares, Inc.
Incoming letter dated July 9, 2015

Dear Mr. Scheer:

This is in response to your letters dated July 9, 2015 and July 24, 2015 concerning the shareholder proposal submitted to HomeTrust Bancshares by Paul Huberman. We also have received letters from the proponent dated July 17, 2015 and August 10, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul Huberman
FISMA & OMB Memorandum M-07-16

August 31, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: HomeTrust Bancshares, Inc.
Incoming letter dated July 9, 2015

The proposal provides that the company shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days.

There appears to be some basis for your view that HomeTrust Bancshares may exclude the proposal under rule 14a-8(i)(7), as relating to HomeTrust Bancshares' ordinary business operations. In this regard, we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if HomeTrust Bancshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which HomeTrust Bancshares relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Paul Huberman
To:	shareholderproposals *** FISMA & OMB Memorandum M-07-16***
Cc:	Teresa.White@hometrustbanking.com
Subject:	Shareholder Proposal-August 10, 2015 Reply to Craig M. Scheer, Esq.
Date:	Monday, August 10, 2015 10:05:42 AM

August 10, 2015

Dear Sirs:

The following serves as my response to HomeTrust Bancshares letter of July 24 requesting a no-action ruling on my shareholder proposal regarding acquisitions. Referenced documents, principally company press releases, to follow in a separate email. Please note that four copies of all the relevant documents will be mailed to the U.S. Securities and Exchange Commission office. My conclusion is that the company has simply not overcome the burden of proof with its various objections and that the Commission should at its earliest convenience allow the Proposal to be included in the company's proxy filings.

Very truly,

Paul Huberman

August 10, 2015

PROPONENT HUBERMAN'S RESPONSE TO HOMETRUST'S JULY 24, 2015 LETTER

PROPOSAL AMENDED IN MINOR WAY

The original proposal read as follows:

"The Company shall make no acquisitions of any other financial institutions or any part thereof until such time as the common stock of the bank has traded above its tangible book value per share for 60 consecutive days."

The revised proposal is "The Company shall make no acquisitions of any other financial institutions until such time as the common stock of the bank has traded above its tangible book value per share for 60 consecutive trading days."

This makes obsolete the company's objection that "acquisitions of any kind-from a single asset, such as a loan or a lease, to a single branch" would be excluded. This was never a valid objection. My proposal never prohibited branch acquisitions, acquisitions of loans, etc. It merely placed the restriction that the stock trade above tangible book value per share for 60 days. As will be seen, this price to book value condition should not be very difficult to meet. I am only modifying the proposal for expediency purposes.

NUMEROUS GOVERNMENT AGENCIES REGULATE BANK MERGERS

Banking is a heavily regulated industry. To the extent that acquisitions are not an ordinary part of a bank's business consider that to complete the purchase of another institution, a given bank would need the approval of the Federal Reserve, the Federal Deposit Insurance Corp., the Office of the Comptroller of The Currency, and various state agencies. This might take six months or even two years or more. Various matters regulators would consider would be the capital position of the merger institution, the effect on competitive market conditions, an evaluation of financial stability risk, possible protests by community groups, etc. The FDIC, for instance, lists the following criteria to take a few examples: the financial and managerial resources and future prospects of the existing and proposed institution, the convenience and needs of the community to be served, the banks' effectiveness in combating money-laundering activities, any legal impediments to entry or expansion in new markets, and in the instance of interstate mergers additional factors provided for in section 44 of the Federal Deposit Insurance Act, 12 U.S.C. 1831u. A merger is clearly not an everyday activity.

THE COMPANY EXAGGERATES THE PROPOSAL AS A BLANKET PROHIBITION ON ACQUSITIONS

Mr. Scheer's July 9 and July 24, 2015 letters paint the proposal in an extreme light, subtly suggesting the company is barred, prevented, forbidden from making acquisitions. This is simply not true. That door is open. It is wide open. The company is free to make acquisitions of any kind, provided the stock trades above tangible book value for 60 days. This is not a very hard condition to meet. Metaphorically, it is hopping over a small creek, not swimming across the Mississippi river.

Most recent $1 billion in assets or more bank conversion are already trading at or over tangible book value, including the following as of July 19, 2015 based on data from FIG Partners: Clifton Savings (105%), Blue Hills Bank (105%), Charter Financial (100%), Kearny Financial (106%), SI Financial (106%), and Investors Bank (115%). Empirically, since a significant percentage of the company's peer's trade over tangible book value, it cannot be very difficult to satisfy this condition. My proposal is lenient; it only asks that the company's stock trade at 100% of book value. The company's stock price closed over tangible book value on August 5, 6, and 7. If this favorable situation persisted for the next 57 days, the company would have a green light to make deals.

ORDINARY BUSINESS IS MAKING LOANS, NOT BUYING BANKS

In the company's July 1, 2015 press release announcing a 5% stock repurchase program, its July 27, 2015 fiscal 2015 earnings release, and on page 25 of an investor presentation on July 29 in New York the company made these respective statements:

"We remain focused on organic loan growth to drive earnings while we continue to utilize excess capital to repurchase our undervalued shares and increase our tangible book value per share."

..."we remain 100% focused on sound and profitable organic growth."

-"increase ROA (return on assets) , ROE (return on equity) and EPS (earnings per share) through organic growth."

The meaning, repeated three times, is unambiguous. Organic growth is in. Acquisitions are out. Organic growth in this context means company-originated loans i.e. new credit to mortgage, apartment, commercial and other borrowers. Acquisitions are external; they involve an entirely unrelated entity. So in a sense the two strategies are opposites. To reiterate, in the July 27, 2015 press releases HomeTrust says it is "100% focused on sound and profitable organic growth." Therefore, according to any reasonable interpretation of the company's public documents, HomeTrust Bancshares "ordinary" business is making loans. Not only have acquisitions been ruled out, the company is consolidating by closing six branches. This was announced in a July 22, 2015 press release. Additionally, the intended loan growth is considered a means to increase profits, one of any management's most important targets. Also, the company cites the aim of growing tangible book value. This target would also appear to exclude future acquisitions. For instance, on March 31, 2014, prior to the acquisition of Jefferson Bancshares on May 31, the company's tangible book value per share was $18.16. Subsequent to the purchase, tangible book value per share declined to $17.68, excluding future charges related to the acquisition. Copies of July 1, July 22, and July 27, 2015 press releases and the relevant page from the investor conference are enclosed.

The dictionary defines the word "ordinary" as something regular, customary or usual.

WORLD OF DIFFERENCE BETWEEN ORGANIC (INTERNAL) LOAN GROWTH AND ACQUISITIONS

In an acquisition of a bank, an institution offers to pay either cash or stock or a combination thereof for a target, and then consolidates the institution, aiming for revenue enhancements and cost savings. In internal loan growth, a bank simply makes more loans to commercial real estate, mortgage, home equity and other borrowers. The organic approach focuses on the internal, the acquisition approach on the external. The great, great majority of new loans are an infinitesimal part of total assets, It's highly unlikely one loan would even amount to more than 0.5% of total assets. An acquisition on the other hand could expand the balance sheet by 50%.

A metaphor may be helpful in understanding these two polar opposites. Organic loan growth could be compared to painting the front room of a house. An acquisition is analogous to buying your neighbors house and overcoming numerous zoning, construction, etc. issues to build one much larger home.

THE COMPANY TELLS THE SECURITIES AND EXCHANGE COMMISSION "A" BUT TELLS INVESTORS "B"

There are some disturbing and very difficult to reconcile comments about the company's basic operations. In his July 24, 2015 letter addressed to the SEC staff, Craig M. Scheer, Esq. states that acquisitions are ... "a key component of the company's growth strategy." But with reference to the July 1, 2015 and July 27, 2015 press releases, and the July 29 investor conference materials, the company is telling the investing public it intends to focus solely and exclusively on internal growth. The exact phrase in the July 27, 2015 press release is "100% focused on sound organic loan growth." Again, internal growth is analogous to painting the front room of a house; an acquisition is buying your neighbors house, tearing it down, and building a new much larger structure. Given the choice of believing what the company says in private to the U.S. Securities and Exchange Commission and the message it conveys to the investing public, one would have to opt for the latter as being more representative of the bank's primary operations.

MANAGEMENT HAS BURDEN OF PROOF

The burden of proof lies with management to show how this proposal interferes with "ordinary" operations. Given the foregoing blatant contradiction, management simply has not made a persuasive case. We request that the U.S. Securities and Exchange Commission decides this matter at its earliest convenience in favor of the Proponent.

SHAREHOLDERS HAVE ADEQUATE KNOWLEDGE TO JUDGE MERITS OF PROPOSAL

In the July 9, 2015 letter Craig M. Scheer, Esq, raises the objection that "the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Shareholders only need to know one thing to make an informed judgment. After the Jefferson Bancshares Inc. acquisition on May 31, 2014 for $50.5 million, their net worth per share declined to $17.68 from $18.16 at March 31, 2014. Tangible book value (the same as net worth per share) is the primary measure investors' use to value a community banking stock according to appraisers RP Financial and Keller & Co. If the company has a different explanation I would be very interested in hearing it.

Shareholders of all backgrounds also understand a second notion: lower profits. I confirmed this fact with the company's CFO Mr. Tony VunCannon on May 28, 2015 in an email exchange, in which he acknowledged that the company return on assets (ROA) was recently about 0.50%, down from 0.55% before the three mergers and branch purchase. The decrease in profits was largely the result of the acquisitions and branch purchase. Moreover, the lower profits in the recent period were in spite of a significant decrease in non-earning loans, restructured loans, and foreclosed real estate compared to the earlier period. Mr. VunCannon added that the acquisitions were necessary to build the company's infrastructure. However, as noted before, the company is actually in the process of shedding six branches.

Pages 8 through 15 redacted for the following reasons:
- -
***Copyrighted Material Omitted ***

Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTTLAW.COM

July 24, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HomeTrust Bancshares, Inc. - Stockholder Proposal Submitted by Paul Huberman

Ladies and Gentlemen:

We are writing on behalf of our client, HomeTrust Bancshares, Inc., a Maryland corporation (the "Company"), in response to an e-mail sent to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") on July 17, 2015 by Mr. Paul Huberman (the "Proponent"). The Proponent's e-mail addresses the no action request we submitted to the Division on behalf of the Company on July 9, 2015 with regard to a stockholder proposal (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy statement and form of proxy (together, the "Proxy Materials") for the Company's next annual meeting of stockholders, which the Company anticipates will be held in November 2015. As indicated in the no action request, we have requested that the staff (the "Staff") of the Division concur with our view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended. For the reasons stated below, the Company disagrees with certain of the assertions made in the Proponent's e-mail.

The Proponent claims that the Company "explain[s] their acquisition history in order to convince you that their business is one of making acquisitions of other banks like a hedge fund or private equity firm . . . instead of running our bank." Nowhere is this argument made or implied in the Company's no action request. The Company's acquisition history was provided simply to illustrate the point that acquisitions have long been a part of the Company's ordinary business operations and a key component of its growth strategy. The Proponent is correct that the "principal business" of the Company, like most other community banking organizations, primarily consists of attracting deposits and using these and other borrowed funds to invest in loans and leases and investment securities. But "principal business" activities and "ordinary business operations" are separate concepts; indeed, the latter is the primary means by which the former is effectuated. For many companies, including the Company, ordinary business operations may from time to time entail acquisitions of all or part of another company.

As noted in the Company's no action request, the Staff has issued a series of no action letters permitting the exclusion of proposals that would interfere with a company's ability to engage in routine acquisitions in the ordinary course of business. See *FPL Group, Inc.* (available February 23, 1989), *AT&T* (available November 4, 1988), *Sears Roebuck & Co.* (available March 10, 1987) and *Allis-Chalmers* (available March 3, 1982). We note that each of these companies has a principal business other than making acquisitions, but the Staff agreed, in each case, that a proposal that would interfere with the company's ability to engage in routine acquisitions in the ordinary course of business could be excluded. The Proponent suggests that the Staff "disregard" these long-standing precedents simply because they were issued prior to Release No. 34-40018, which was issued in 1998 (the "1998 Release"). The only change made by the 1998 Release to the Commission's position on the ordinary business exclusion was the reversal of the *Cracker Barrel* no action letter on employment-related proposals raising social policy issues. The Commission stated in the 1998 Release that "companies and shareholders should bear in mind that the *Cracker Barrel* position relates only to employment-related proposals raising certain social policy issues. Reversal of the position does not affect the Division's analysis of any other category of proposals under the [ordinary business] exclusion, such as proposals on general business operations."

The Proponent suggests that in reviewing the Proposal, the Staff consider *Banc of America Corporation* (available March 17, 2015). In *Bank of America Corporation*, the Staff declined to grant no action relief to permit the exclusion of a proposal relating to the divestiture of all non-core banking business segments. The Staff indicated that its position that the proposal was not excludable on ordinary business grounds was based on the fact that the proposal "focuses on an extraordinary business transaction." Unlike the proposal in *Banc of America Corporation*, the Proposal is clearly not limited in focus to extraordinary transactions. The Proposal would prohibit the Company from acquiring "any other financial institution or any part thereof" unless and until the Company's common stock has traded above a threshold level for a specified period of time. It would cover not just transactions that might be viewed as "extraordinary," but acquisitions of any kind – from a single asset, such as a loan or lease, to a single branch office to an entire company, in each case without regard to the dollar amount involved. As noted in the Company's no action request, the Staff has consistently granted no action relief to companies seeking to exclude stockholder proposals that relate to both extraordinary and non-extraordinary transactions. See, e.g., *Donegal Group Inc.* (available February 15, 2013), *Central Federal Corporation* (available January 14, 2010), *Fifth Third Bancorp* (available January 17, 2007), *Bristol-Myers Squibb Company* (available February 22, 2006), *First Charter Corporation* (available January 18, 2005), *NACCO Industries, Inc.* (available March 29, 2000), *Sears, Roebuck and Co.* (available February 7, 2000) and *The Reader's Digest Association, Inc.* (available August 18, 1998).

Lastly, the Proponent objects to the Company's position that the Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under the laws of the jurisdiction of the Company's organization, the state of Maryland. The Proponent notes that Section 2-504(f) of the Maryland General Corporation Law (the "MGCL") recognizes as a general matter the right of stockholders of a Maryland corporation to propose an item of business at a meeting of stockholders, subject to compliance with any advance notice requirement in the corporation's charter or bylaws. It is axiomatic, however, that any such item of business also be a proper subject for action by stockholders under the MGCL.

As indicated in the Company's no action request, the language of the Proposal is mandatory; the Proposal is not cast as a request or recommendation. It would flatly prohibit, for an indefinite period of time, the Company's Board of Directors from exercising certain powers expressly reserved to it under the MGCL, as explained in the opinion of Silver, Freedman, Taff & Tiernan LLP. As a result, as stated in the opinion of Silver, Freedman, Taff & Tiernan LLP, it would improperly infringe upon the powers of the Board to manage the business and affairs of the Company, and is therefore not a proper subject for action by stockholders under the MGCL.

Exhibit A to the Company's no action request contained copies of all correspondence prior to the submission of the no action request between the Company and the Proponent relating to the Proposal. Attached to this letter as Exhibit A are copies of additional correspondence between the Company and the Proponent subsequent to the submission of the no action request.

Pursuant to Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent.

We reiterate our request on behalf of the Company that the Staff concur that the Proposal may properly be excluded from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is so excluded. In the event that the Staff preliminarily disagrees that the Company is permitted to exclude the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or need additional information, please do not hesitate to contact Martin L. Meyrowitz, P.C., at 202-295-4527 or mey@sfttlaw.com, or me, at (202) 295-4525 or cscheer@sfttlaw.com.

Very truly yours,



Craig M. Scheer, P.C.

Attachment

cc: Paul Huberman
Dana L. Stonestreet
Tony J. VunCannon
Teresa White
Martin L. Meyrowitz, P.C.

Exhibit A – Correspondence between the Company and the Proponent

E-mail from Paul Huberman to Teresa White sent July 13, 2015:

From: Paul Huberman ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, July 13, 2015 11:32 AM
To: Teresa White
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: Response to Proposal

Dear Ms. White:

Please advise on the time allowed for a response from the Proponent.

Very truly,

Paul Huberman

E-mail from Paul Huberman to Teresa White sent July 13, 2015:

From: Teresa White
Sent: Monday, July 13, 2015 2:26 PM
To: 'Paul Huberman'
Subject: RE: Response to Proposal

Dear Mr. Huberman:

You may, but are not required to, submit a response to the SEC. SEC Rule 14a-8(k) provides that if you plan to submit a response, you should try to do so as soon as possible. Your response, if any, should be submitted to shareholderproposals@sec.gov, with a copy to us.

Sincerely,

Teresa

Teresa White
Executive Vice President/Corporate Secretary
Chief Administration Officer
HomeTrust Bank
10 Woodfin Street - 3rd Floor
Asheville, NC 28801
828 350 4808
919 491 0197 (mobile)


BETTER


HomeTrust Bank
Since 1926

From: Paul Huberman
To: shareholderproposals
Cc: Teresa.White@hometrustbanking.com; ***FISMA & OMB Memorandum M-07-16***
Subject: REBUTTAL TO HTBI"S ATTORNEY"S REQUEST FOR NO ACTION REQUEST OF JULY 9, 2015
Date: Friday, July 17, 2015 10:42:59 AM

Dear Sirs,

Please find below my reply to HomeTrust Bankshares Inc. request for no action on my shareholder proposal. The company's July 9, 2015 response to follow in a separate email.

Very truly yours,

Paul Huberman

July 17, 2015

Gentlemen:

This letter shall serve as my reply to HomeTrust Bancshares, Inc.'s letter of July 9, 2015 wherein the company requests the Securities and Exchange Commission to issue a no action letter and exclude my shareholder proposal from its proxy statement for the November 2015 Annual Meeting. I disagree with the company's analysis and conclusion that it may properly exclude my proposal. I also take issue with the legal opinion submitted by the company which states my proposal is not a proper subject for action under the General Corporation Law Of the state Of Maryland.

Please find enclosed four hard copies of this response as well as Mr. Craig Scheer, Esq.'s request for no action dated July 9. Both documents have also been emailed to the SEC, as well as to HomeTrust Bancshares.R

As a preliminary matter the company and I appear to agree on the wording of my proposal. The proposal reads in its entirety :

"The bank shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days."

The company first asserts that my proposal may be excluded under rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. The company improperly frames my proposal as interfering with "ordinary business problems" and "impractical for shareholders to decide how to solve such a problem at an annual meeting." The company also implies that state law, presumably Maryland State Law, precludes the proposal from inclusion. The company then partially cites SEC Release No-34-4018 which reads:

" The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. [44] This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. "

The company next goes on to explain their acquisition history in order to convince you that their business is one of making acquisitions of other banks like a hedge fund or private equity firm (e.g. The Carlyle Group) instead of running our bank. The company's principal business, it's daily operations, is repeatedly described by the company itself in its SEC filings. I would direct you to page 3 in the final prospectus dated May 14, 2012, page 4 of the 10K dated September 15, 2014, and pages 30 and 31 in the latest 10Q dated May 8, 2015. For more than three years in its SEC filings, management has used almost exactly the same language to describe its principal business.

Page 3 of Final Prospectus May 14, 2012

Our principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds, in loans secured primarily by first and second mortgages on one- to four-family residences including home equity loans and construction and land/lot loans, commercial real estate loans, construction and development loans, and municipal leases.

Page 4 of 10K September 15, 2014

Our principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds, in loans secured primarily by first and second mortgages on one- to four-family residences including home equity loans and construction and land/lot loans, commercial real estate loans, construction and development loans, and municipal leases. Municipal leases are secured primarily by a ground lease for a firehouse or an equipment lease for fire trucks and firefighting equipment to fire departments located throughout North and South Carolina. We also purchase investment securities consisting primarily of mortgage-backed securities issued by United States Government agencies and government-sponsored enterprises.

Pages 30 and 31 of 10Q May 8, 2015

Our principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds in loans secured primarily by first and second mortgages on one- to four-family residences, including home equity loans and construction and land/lot loans, commercial real estate loans, commercial and industrial loans, and municipal leases. Municipal leases are secured primarily by a ground lease for a firehouse or an equipment lease for fire trucks and firefighting equipment to fire departments located throughout North and South Carolina. We also purchase investment securities consisting primarily of mortgage-backed securities issued by United States Government agencies and government-sponsored enterprises, as well as, certificates of deposit insured by the FDIC.

Clearly the first part of my proposal which would preclude the bank from purchasing another financial institution or any part thereof is not fundamental to the company running its day to day operations (attracting deposits, making loans) as well as remaining a well capitalized, profitable, independent community banking organization.

The company further asserts that the second part of my proposal which limits the purchase of another financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days constitutes "micromanagement". Micromanagement is defined as an action that probes in to the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The commission has stated that this consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. However, my proposal does not impose any intricate details, specific time frames or methods for implementing complex policies. It only imposes a very simple prohibition on the acquisition of another financial institution or any part thereof until such time as the companies stock is trading above its tangible book value for a period of 60 trading days. Many of the company's peers, and very large segment of the entire industry, have traded over tangible book value for the past 60 days so this condition should only be a minimal restriction.

The company next improperly and incorrectly asserts that several decisions by the commission support its views. The company cites FPL Group, Inc. February 23, 1989, AT&T November 1988 and Allis-Chalmers March 1982. In fact at least one of these decision (FPL Group, Inc February 1989) dealt almost exclusively with a complex business reorganization of the company. Regardless, we believe you should disregard these decisions as they occurred prior to Release No. 34-40018(May21, 1998). In evaluating my proposal I would suggest you review Bank Of America Corporation (March 17, 2015) wherein the commission declined to issue a no action letter to the company concerning a shareholder proposal regarding the divestiture of non core banking activities that imposed specific time frames and methods for implementing complex policies.

In fact, it is well established that The Commission has considered acquisitions and divestitures by companies as extraordinary to the running of a company'sy to day businesses and has only denied proposals where it required a complex business decision beyond the acumen of the average shareholder. Clearly my proposal is very simple and easy to understand as it places a single restriction on the company (met by numerous competitors) that can be easily considered and understood by shareholders and implemented by the company.

The company next asserts that my proposal may be excluded under Rule 14a-8(i)1 because it is not a proper subject matter for action by stockholders under the laws of the jurisdiction of the company's organization. It further submits the Legal Opinion of Silver, Freedman, Taft & Tiernan LLP in support of this assertion. The legal opinion incompletely cites several of the general powers afforded corporations under the Maryland General Corporation Law (MGCL) including Section 2-103, Section 3-105 none of which I disagree with. However the legal opinion incorrectly asserts that Section 2-401 of the MGCL precluded my proposal. Section 2-401of the MGCL reads :

"a) Management.- The business and affairs of a corporation shall be managed under the direction of a board of directors.

(b) Power of board.- All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation. "

It is clear that "All powers of the corporation **may** be exercised by or under the authority of the board of directors except as conferred on or reserved to stockholders by law". However Subtitle 4, Section 2-504 (3)(f) of the MGCL reserves a stockholders right to propose " a nominee for election as a director or **any other matter** for consideration at a meeting of the stockholders " as long as the shareholder provides advance notice of the nomination or proposal to the corporation before a date or within a period of time specified in the charter or bylaws.

Accordingly the companies request for a no action letter should be denied as a matter of state law as they are required to accept " any other matter for consideration at a meeting of the stockholders".

Very truly,

Paul Huberman

----

dealer directly. CIRCULAR 230 DISCLOSURE:To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations
3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTTLAW.COM

July 9, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HomeTrust Bancshares, Inc. - Stockholder Proposal Submitted by Paul Huberman

Ladies and Gentlemen:

We are writing on behalf of our client, HomeTrust Bancshares, Inc., a Maryland corporation (the "Company"), with regard to a stockholder proposal (the "Proposal") submitted by Mr. Paul Huberman (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (together, the "Proxy Materials") for the Company's next annual meeting of stockholders, which the Company anticipates will be held in November 2015 (the "Annual Meeting"). The full text of the Proposal is set forth below. No supporting statement was submitted with the Proposal. Copies of the related correspondence between the Company and the Proponent are attached to this letter as Exhibit A. As indicated in that correspondence, the Proposal replaced an earlier stockholder proposal submitted by the Proponent on behalf of himself and another stockholder of the Company.

On behalf of the Company, we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, the Proposal may properly be excluded from the Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and confirm that the Staff will not recommend to the Commission that any enforcement action be taken against the Company if the Proposal is so excluded.

The Company intends to file the definitive Proxy Materials for the Annual Meeting not less than 80 calendar days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008)("SLB 14D"), this letter is being submitted via e-mail to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent as notice of the Company's intention to exclude the Proposal from the Proxy Materials. Rule 14a-8(k) and SLB 14D require a stockholder proponent to send the Company a copy of any correspondence that the proponent elects to submit to the

Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

Attached to this letter as Exhibit B is the legal opinion of Silver, Freedman, Taff & Tiernan LLP to the effect that the Proposal is not a proper subject for action by stockholders under the General Corporation Law of the state of Maryland (the "MGCL").

THE PROPOSAL

The Proposal reads in its entirety as follows:

> "The Bank shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days."

We have assumed that the references in the Proposal to the "Bank" and "the common stock of the bank" are intended to mean the Company and the Company's common stock, respectively. The Company became the holding company for, and sole stockholder of, HomeTrust Bank (the "Bank") upon completion of the Bank's mutual-to-stock conversion (the "Conversion") in July 2012.[1]

ANALYSIS

1. **The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) allows a company to exclude a stockholder proposal that deals with a matter relating to the company's ordinary business operations. The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to

[1] At that time, the Bank converted from a federal mutual savings bank to a federal stock savings bank. In August 2014, the Bank converted from a federal savings bank charter to a national bank charter.

> management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998).

The Company had total consolidated assets of $2.6 billion as of March 31, 2015 and, through the Bank, currently operates 43 branch offices in four states, including 21 in North Carolina, two in South Carolina, 12 in Tennessee and eight in Virginia. The Bank also has one loan production office in North Carolina and one loan production office in Virginia. Acquisitions have long been a part of the Company's ordinary business operations and a key component of its growth strategy. From 1996 through the time of the Conversion, the Bank acquired five other mutual thrift institutions. Since the time of the Conversion, the Company has acquired three other financial institutions[2] and multiple branch offices of a fourth financial institution[3]. In addition to acquiring other financial institutions and branch offices of other financial institutions, the Company from time to time has acquired, and may in the future acquire or seek to acquire, loans, loan participations and leases from other financial institutions.

The Proposal would prohibit the Company from acquiring "any other financial institution or any part thereof" unless and until the Company's common stock has traded above a threshold level for a specified period of time. If implemented, the Proposal would entail precisely the type of micromanagement of the Company that the ordinary business exclusion was intended to prevent. The Proposal is similar to a number of acquisition-related proposals that the Staff has found excludable.

The Staff has permitted the exclusion of proposals that would interfere with a company's ability to engage in routine acquisitions in the ordinary course of business. See *FPL Group, Inc.* (available February 23, 1989)(permitted the exclusion of a proposal dictating the form of consideration payable in connection with acquisitions not requiring stockholder approval, referring to such acquisitions as "routine" and "relating to the conduct of... ordinary business operations") and *AT&T* (available November 4, 1988)(same). Like the proposals in *FPL Group* and *AT&T*, the restriction imposed by the Proposal would apply to all acquisitions by the Company, including those that do not require the approval of the Company's stockholders under

---

[2] In July 2013, the Company acquired BankGreenville Financial Corporation, the holding company for BankGreenville, which had one office and approximately $101 million in assets at the time of the acquisition. In May 2014, the Company acquired Jefferson Bancshares, Inc., the holding company for Jefferson Federal Bank, which had 12 offices and approximately $489 million in assets at the time of the acquisition. In July 2014, the Company acquired Bank of Commerce, which had one office and approximately $123 million in assets at the time of the acquisition.

[3] In November 2014, the Company acquired ten branch office locations from Bank of America Corporation.

applicable law or stock exchange listing requirements. (None of the Company's four acquisitions since the time of the Conversion required the approval of the Company's stockholders.) The Staff also has permitted the exclusion, on ordinary business grounds, of proposals that would, like the Proposal, impose a temporary moratorium on acquisitions or place conditions on further acquisitions. See *Allis-Chalmers* (available March 3, 1982)(permitted the exclusion of a proposal mandating a specific policy on corporate investment for a five-year period and prohibiting the use of corporate funds for acquisitions of other companies during such period) and *Sears Roebuck & Co.* (available March 10, 1987)(permitted the exclusion of a proposal that would mandate the divestiture of all unprofitable operating units and prohibit any further acquisitions that would not "decidedly enhance" stockholders' equity).

The Proposal is overly broad, covering not just transactions that might be viewed as "extraordinary," but acquisitions of any kind – from a single asset to an entire company, in each case without regard to the dollar amount involved. The Staff has consistently granted no action relief to companies seeking to exclude stockholder proposals that relate to both extraordinary and non-extraordinary transactions. In a number of these instances, the proposal in question called for the hiring of an investment banking firm to explore strategic alternatives that might include extraordinary transactions, such as a sale or merger of the company, as well as non-extraordinary transactions. See, e.g., *Donegal Group Inc.* (available February 15, 2013); *Central Federal Corporation* (available January 14, 2010); *Fifth Third Bancorp* (available January 17, 2007); and *First Charter Corporation* (available January 18, 2005). In several cases, similar to the Proposal, the proposal in question specifically sought to cover transactions involving not just the entire company, but also parts or portions of the company. See *Bristol-Myers Squibb Company* (available February 22, 2006)(permitted the exclusion of a proposal urging the board to retain an investment bank to explore strategic alternatives "including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company"); *NACCO Industries, Inc.* (available March 29, 2000)(same); *Sears, Roebuck and Co.* (available February 7, 2000)(permitted the exclusion of a proposal requesting the retention of an investment banking firm "to arrange for the sale of all or parts of the Company"); and *The Reader's Digest Association, Inc.* (available August 18, 1998)(permitted the exclusion of a proposal suggesting the retention of an investment banking firm to evaluate options for the "reorganization or divestment of any or all company assets or strategic acquisitions").

The no action letters cited in the immediately preceding paragraph are distinguishable from several no action letters in which the Staff has declined to grant no action relief on ordinary business grounds because the sole object or primary focus of the proposal in question was an extraordinary transaction. See, e.g., *First Franklin Corporation* (available February 22, 2006); and *Allegheny Valley Bancorp, Inc.* (available January 3, 2001). As noted above, the Proposal is clearly not limited in focus to extraordinary transactions.

In *Ohio Edison Company* (available February 8, 1991), the Staff permitted the exclusion, on ordinary business grounds, of a proposal requesting an amendment to a company's articles of incorporation that would require stockholder approval for any and all future capital or construction expenditures in a particular year once the aggregate of such expenditures during that year reached a specified dollar amount. The Staff noted in its response in *Ohio Edison* that if the threshold provision were triggered, the company "would be required to submit each and every proposed capital or construction expenditure to a shareholder vote, regardless of the size or nature of the proposed expenditure." In light of the impracticality of seeking stockholder approval for each such expenditure, the amendment requested by the proposal in *Ohio Edison* would have effectively precluded further capital and construction expenditures once the threshold amount of expenditures was met in a particular year. While the Proposal deals with acquisitions, not capital expenditures, it is similar to the proposal in *Ohio Edison* in that the Proposal would, for an indefinite period of time, interfere with the Company's ordinary business operations by preventing the Company from acquiring all or any part of another financial institution, "regardless of the size or nature" of the acquisition. As noted above, this could range from a merger with or acquisition of another financial institution in its entirety to an acquisition of a single branch office or even a single asset (such as a loan, loan participation or lease) of another financial institution. Such a restriction would be no less intrusive on ordinary business operations than was the proposal in *Ohio Edison.*

For the reasons stated above, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

2. **The Proposal May be Excluded Under Rule 14a-8(i)(1) Because It is Not a Proper Subject for Action by Stockholders Under the Laws of the Jurisdiction of the Company's Organization.**

Rule 14a-8(i)(1) permits exclusion of a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to this section states that "some proposals are not considered proper under state law if they would be binding on the company if approved." The Commission has further elaborated that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute." See Exchange Act Release No. 34-12999 (November 22, 1976). The Proposal provides that the Company "shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the [Company] has traded above its tangible book value for 60 consecutive trading days." The language of the Proposal is mandatory; the Proposal is not cast as a request or recommendation.

As explained in the opinion of Silver, Freedman, Taff & Tiernan LLP attached to this letter as Exhibit B, under the MGCL, the power to initiate a potential acquisition by the Company rests solely with the Company's Board of Directors, and the Proposal would, for an indefinite period of time, prevent the Board from exercising this power. As stated in the opinion, the Proposal is not a proper subject for action by stockholders under the MGCL because it would improperly infringe upon the power of the Company's Board of Directors to manage the business and affairs of the Company. Accordingly, we believe that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(1).

CONCLUSION

For the reasons stated above, we respectfully request on behalf of the Company that the Staff concur that the Proposal may properly be excluded from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is so excluded. In the event that the Staff preliminarily disagrees that the Company is permitted to exclude the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or need additional information, please do not hesitate to contact Martin L. Meyrowitz, P.C., at 202-295-4527 or mey@sfttlaw.com, or me, at (202) 295-4525 or cscheer@sfttlaw.com.

Very truly yours,



Craig M. Scheer, P.C.

Attachments

cc: Paul Huberman
Dana L. Stonestreet
Tony J. VunCannon
Teresa White
Martin L. Meyrowitz, P.C.

Exhibit A – Correspondence between the Company and the Proponent

E-mail from Paul Huberman to Teresa White sent June 2, 2015:

From: Paul Huberman ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, June 02, 2015 3:22 PM
To: Teresa White; 'admin'
Cc: 'Paul Huberman'
Subject: Resolution to include in annual proxy

June 2, 2015

Dear Ms. White:

Enclosed is a non-binding comment of about 100 words for inclusion in HomeTrust's annual proxy statement, as permitted under Rule 14a-8 of the Securities and Exchange Act of 1934. We have each held in excess of $2,000 of the company's stock for more than one year. A letter from FIG Partners follows to document this. We intend to hold the securities through the date of the annual meeting, and either one of us or both or a representative will be present at the 2015 annual meeting to present the proposal.

Very truly yours,

Mark Grayson, ***FISMA & OMB Memorandum M-07-16***
Paul Huberman ***FISMA & OMB Memorandum M-07-16***

In the two years ended May 31, 2015, HTBI shares declined 6.2% compared to a 27% gain for the Nasdaq bank index. Despite a 50% increase in the balance sheet via three bank acquisitions and the purchase of a 10-branch network, profits have not improved. With the shares trading at a discount to tangible book value, management should adopt an enhanced share buyback program. If profitable growth in new markets fails to materialize by late 2016, the retention of an advisor to explore the sale of the bank would be the best means to realize shareholder value.

E-mail from Lynn Coleman to Teresa White sent June 8, 2015:

From: Lynn Coleman <LColeman@figpartners.com>
Date: June 2, 2015 at 3:44:18 PM EDT
To: "teresa.white@hometrustbanking.com" <teresa.white@hometrustbanking.com>
Cc: "

FISMA & OMB Memorandum M-07-16

Subject: FW: HTBI Shareholders

Please be advised that Paul Huberman and Mark Grayson each own and have owned for more than one year $2,000 worth of Home Trust Bancshares Inc. in their IRA accounts custodied at First Clearing LLC. If you need any additional information please don't hesitate to give me a call.

Please note that any instructions received either by email or fax must be verbally verified before an action may be taken. Should we not be able to reach you there could be a delay in your request being completed.

FIG Partners LLC
Lynn Coleman, Vice President
1175 Peachtree Street, N.E., 100 Colony Square, Suite 2250, Atlanta, GA 30361
E-Mail: **lcoleman@figpartners.com / AOL IM: lcolemanfig**
Toll Free: 866-296-2657 / Direct: 404-601-7215 / Fax: 404-591-6004 / Mobile:678-429-5515

E-mail from Teresa White to Paul Huberman and Mark Grayson sent June 4, 2015:

Dear Messrs. Grayson and Huberman:

HomeTrust Bancshares, Inc. has received the stockholder proposal you submitted via e-mail on June 2, 2015. The Company also has received an e-mail submitted on June 2, 2015 by Lynn Coleman of FIG Partners LLC stating that you "each own and have owned for more than one year $2,000 worth of HomeTrust Bancshares Inc. in [your] IRA accounts custodied at First Clearing LLC." Securities and Exchange Commission (SEC) Rule 14a-8(b)(2)(i) provides that the statement confirming the required share ownership must be submitted by the "record" holder of your shares. The SEC staff has indicated that a broker is a "record" owner for these purposes only if it is a participant with the Depository Trust Company (DTC). It appears that your broker, FIG Partners LLC, is not a DTC participant. Therefore, in accordance with SEC staff guidance, you must also provide a statement from the DTC participant through which your HomeTrust Bancshares shares are held verifying that, at the time you submitted your stockholder proposal, each of you had continuously held at least $2,000 in market value of HomeTrust Bancshares common stock for at least one year. If the DTC participant does not know your respective individual shareholdings, it may instead provide a statement confirming the continuous holding by FIG Partners LLC of the required amount of shares for at least one year through the date you submitted your stockholder proposal.

In addition, it appears that your stockholder proposal may actually contain two separate proposals: (1) that "management should adopt an enhanced share buyback program" and (2) that an advisor be retained "to explore the sale of the bank" if "profitable growth in new markets fails to materialize by late 2016." SEC Rule 14a-8(c) provides that you are limited to one stockholder proposal for each stockholder meeting. This limit covers any other persons with whom you may be acting in concert.

In accordance with SEC Rule 14a-8(f), we have the right to exclude your stockholder proposal from our proxy materials if you do not correct the deficiencies noted above in a response submitted to us within 14 calendar days from the date you receive this notification. For your convenience, attached is a copy of SEC Rule 14a-8.

In addition to the deficiencies noted above, we believe that we may have grounds under SEC Rule 14a-8(i) to exclude your proposal. Regardless of whether you correct the deficiencies noted above in a timely manner, we reserve our right to seek the exclusion of your proposal pursuant to SEC Rule 14a-8(i).

Sincerely,

Teresa White
Executive Vice President/Corporate Secretary
Chief Administration Officer
HomeTrust Bank
10 Woodfin Street - 3rd Floor
Asheville, NC 28801
828 350 4808

919 491 0197 (mobile)


BETTER



HomeTrust Bank
Since 1926

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

E-mail from Paul Huberman to Teresa White sent June 6, 2015:

From: Paul Huberman FISMA & OMB Memorandum M-07-16***
Date: June 6, 2015 at 11:45:40 AM EDT
To: <Teresa.White@hometrustbanking.com>, 'Paul Huberman FISMA & OMB Memorandum M-07-16***
Subject: Proposal for Annual Meeting

June 5, 2015

HomeTrust Bancshares, Inc.
Ms. Teresa White, Secretary

Dear Ms. White:

Enclosed is a non-binding proposal for inclusion in HomeTrust's annual proxy statement, as permitted under Rule 14a-8 of the Securities and Exchange Act of 1934. I have held in excess of $2,000 of the company's stock for more than one year. A letter from Fidelity Investments is attached to document this. Fidelity participates in the DTC network. I intend to hold the securities through the date of the annual meeting, and either I or a representative will attend the 2015 annual meeting to present the motion.

Very truly,

Paul Huberman

PROPOSAL

The Bank shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



June 05, 2015

Paul L. Huberman

FISMA & OMB Memorandum M-07-16

Dear Mr. Huberman

Thank you for contacting Fidelity Investments regarding your account value. I appreciate the opportunity to assist you.

Please accept this letter as confirmation that, as of market close on June 4, 2014 thru June 4, 2015, you held in excess of $2,000.00, available your position Home [illegible] Bancshares Inc. (HFBL), within your Fidelity Individual account ***FISMA & OMB Memorandum M-07-16*** is currently not restricted and you may withdraw any amount up to and including the full balance of the account at any time, pending the settlement of any applicable liquidating trade transactions.

Mr. Huberman, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Keith Bouchard
High Net Worth Operations

Our File W[illegible]-03JUN15

E-mail from Paul Huberman to Teresa White sent June 11, 2015:

From: Paul Huberman***FISMA & OMB Memorandum M-07-16***
Date: June 11, 2015 at 10:02:46 AM EDT
To: <Teresa.White@hometrustbanking.com>
Cc: 'Paul Huberman'***FISMA & OMB Memorandum M-07-16***
Subject: Follow up to proposal

Dear Ms. White:

Is everything in order regarding the proposal? Please note I will be on vacation beginning June 17th, returning July 4th.

Very truly,

Paul Huberman

E-mail from Teresa White to Paul Huberman sent June 11, 2015:

Dear Mr. Huberman:

We have received the stockholder proposal you submitted via e-mail on June 6, 2015. We presume that this proposal is intended to replace the proposal you submitted on behalf of yourself and Mark Grayson via e-mail on June 2, 2015.

If we identify any eligibility or procedural requirements that have not been met with respect to your new proposal, we will notify you within the time frame specified in Securities and Exchange Commission (SEC) Rule 14a-8(f). In addition, as we indicated in the e-mail sent to you on June 4, 2015 with respect to your previous proposal, we reserve our right to seek the exclusion of your new proposal under SEC Rule 14a-8(i) if we believe the grounds exist for doing so.

Sincerely,

Teresa White
Executive Vice President/Corporate Secretary

E-mail from Paul Huberman to Teresa White sent June 14, 2015:

From: Paul Huberman***FISMA & OMB Memorandum M-07-16***
Date: June 14, 2015 at 7:10:59 PM EDT
To: <Teresa.White@hometrustbanking.com>
Cc: 'Paul Huberman'***FISMA & OMB Memorandum M-07-16***
Subject: Stockholder Proposal

Dear Ms. White:

Yes, the second proposal replaces the first. Thank you for your attention to this matter.

Very truly yours,

Paul Huberman

Exhibit B – Legal Opinion of Silver, Freedman, Taff & Tiernan LLP

Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTTLAW.COM

July 9, 2015

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

Re: Stockholder Proposal Submitted by Paul Huberman

Ladies and Gentlemen:

We have acted as special Maryland counsel to HomeTrust Bancshares, Inc., a Maryland corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") submitted by Mr. Paul Huberman (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting of stockholders, which we understand is expected by the Company to be held in November 2015. The Proposal reads in its entirety as follows:

> "The Bank shall make no acquisitions of any other financial institution or any part thereof until such time as the common stock of the bank has traded above its tangible book value for 60 consecutive trading days."

We have assumed that the references in the Proposal to the "Bank" and "the common stock of the bank" are intended to mean the Company and the Company's common stock, respectively, as the Company is the holding company for, and sole stockholder of, HomeTrust Bank, N.A., a national banking association.

You have requested our opinion as to whether the Proposal is a proper subject for stockholder action under the General Corporation Law of the state of Maryland (the "MGCL").

In connection with our opinion, we have examined originals, or copies, certified or otherwise identified to our satisfaction, of the Company's charter and bylaws and such other documents and corporate records as we have deemed appropriate for the purpose of rendering this opinion. We have assumed, without investigation, the genuineness of all signatures, the legal capacity of natural persons, the authenticity, accuracy and completeness of all documents submitted to us as originals, the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity, accuracy and completeness of the originals of such copies. In addition, we have assumed the accuracy of certifications of public officials, government agencies and departments, corporate officers and other individuals on which we are relying, and have made no independent investigations thereof.

Section 2-401 of the MGCL provides that "[t]he business and affairs of a corporation shall be managed under the direction of a board of directors . . . [and] [a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." See also *Werbowsky v. Collumb*, 766 A.2d 123, 133 (Md. 2001); and *Hecht v. Resolution Trust Corp.*, 635 A.2d 394, 398 (Md. 1994). In addition, see *Warren v. Fitzgerald*, 56 A.2d 827, 833 (Md. 1948)("[a]s a general rule, the stockholders cannot act in relation to the ordinary business of the corporation, nor can they control the directors in the exercise of the judgment vested in them by virtue of their office"). Article 7, Section A of the Company's charter tracks the language of Section 2-401 of the MGCL essentially verbatim, providing that "[t]he business and affairs of the Corporation shall be managed under the direction of the Board of Directors. All powers of the Corporation may be exercised by or under the authority of the Board of Directors, except as conferred on or as reserved to the stockholders by law or by the Charter or the Bylaws of the Corporation."

The powers of the Company to make acquisitions of the type referred to in the Proposal are afforded in part by Section 2-103 of the MGCL, which provides that the general powers of a Maryland corporation include the power to, among other things, "[a]cquire by purchase or in any other manner. . . any interest in real or personal property" and "[p]urchase . . . or otherwise acquire . . . stock and other interests in and obligations of Maryland and foreign corporations." Section 3-102 of the MGCL provides a Maryland corporation with the power to engage in specific kinds of transactions involving another entity, including a merger, consolidation, transfer of assets or share exchange. Per Section 3-105(b) of the MGCL, the first procedural step in connection with a merger, consolidation, transfer of assets or share exchange is for the board of directors of the Maryland corporation to adopt a resolution declaring the advisability of the proposed transaction and then direct that the proposed transaction be submitted for consideration at a meeting of the corporation's stockholders, if stockholder approval of the transaction in question is required.

Section 3-105(a)(6) of the MGCL provides that a merger need not be approved by the stockholders of a Maryland successor corporation as long as the merger does not (1) reclassify or change the terms of any class or series of the corporation's outstanding stock or otherwise amend the corporation's charter or (2) increase the number of shares of any class or series of the corporation's stock by more than 20 percent. Section 3-105(a)(3) of the MGCL provides that a share exchange need not be approved by the stockholders of a Maryland successor corporation. Section 3-105(a)(4) provides that a transfer of assets to a Maryland transferee corporation need not be approved by its stockholders. Article 9, Section A of the Company's charter contains a separate stockholder approval requirement for certain "Business Combinations[1]" involving an "Interested Stockholder[2]" of the Company, subject to certain exceptions provided in Article 9, Section B of the Company's charter[3].

The power to vote under the limited circumstances described above is the only power pertaining to acquisitions that has been conferred on or reserved to the Company's stockholders by the MGCL or by the charter or the bylaws of the Company. Under the MGCL, the power to *initiate* a potential acquisition by the Company, whether in connection with a transaction pursuant to the Company's general powers under Section 2-103 of the MGCL or in connection with a transaction pursuant to the Company's powers under Section 3-102 of the MGCL, rests solely with the Company's Board of Directors. This is the case regardless of whether approval of the transaction by the Company's stockholders is required. The Proposal would, for an indefinite period of time, prevent the Company's Board of Directors from exercising this power.

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the Proposal is not a proper subject for action by stockholders under the MGCL because it would improperly infringe upon the power of the Company's Board of Directors to manage the business and affairs of the Company.

The opinion set forth herein is limited to the MGCL and we do not express any opinion herein concerning any other law, including, without limitation, any other Maryland law or the laws of any other jurisdiction. This opinion is limited to the facts bearing on this opinion as they exist on the date of this opinion letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after the date of this opinion letter or otherwise update this opinion.

---

[1] A "Business Combination" is defined in Article 9 of the Company's charter to include: (i) a merger or consolidation of the Company or any subsidiary thereof with an Interested Stockholder or any affiliate thereof; (ii) a disposition to an Interested Stockholder or any affiliate thereof of any assets of the Company or any subsidiary thereof having an aggregate fair market value of 25% or more of the combined assets of the Company and its subsidiaries; (iii) the issuance or transfer by the Company or any subsidiary thereof of any of its securities to any Interested Stockholder or any affiliate thereof having an aggregate fair market value of 25% or more of the combined assets of the Company and its subsidiaries except pursuant to an employee benefit plan of the Company or any subsidiary thereof; (iv) the adoption of a plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder or any affiliate thereof; or (v) any reclassification of securities, recapitalization of the Company, merger or consolidation of the Company or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary thereof owned by an Interested Stockholder or any affiliate thereof that is greater than the increase experienced by the other stockholders generally.

[2] An "Interested Stockholder" is defined generally in Article 9 of the Company's charter as a beneficial owner of more than 10% of the voting power of the outstanding voting stock of the Company.

[3] The separate vote requirement contained in Article 9, Section A of the Company's charter does not apply if the Business Combination has been approved by a majority of the "Disinterested Directors" (as that term is defined in Article 9 of the Company's charter) of the Company or if certain price and procedure conditions have been met.

This opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person for any purpose without our prior written consent.

Very truly yours,



SILVER, FREEDMAN, TAFF & TIERNAN LLP